Exhibit 99.2

The Nasdaq Stock Market, Inc.	D	+852 3656 6054
Listing Qualifications	E	nathan.powell@ogier.com
9600 Blackwell Road
Rockville, MD 20850
United States of America		Reference: NMP/JTC/501588.00002

7 March 2025

Dear Sirs

We act as Cayman Islands counsel to EPWK HOLDINGS LTD., an exempted company incorporated in the Cayman Islands (the Company).

The Company has advised us that it intends to follow its Cayman Islands practices in lieu of the requirement of Rule 5635(c) of the NASDAQ Stock Market LLC Rules, pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions (the Rules).

Under Cayman Islands law, the Company’s practice of following the provisions of the laws of the Cayman Islands in lieu of the above Rules is not prohibited under any statutory legal provision of the Cayman Islands, unless it is otherwise specified in the Company's memorandum and articles of association. Based upon our review of the second amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 8 March 2024 and effective immediately prior to the completion of the Company’s initial public offering of class A ordinary shares on the Nasdaq Capital Market (the Memorandum and Articles), there is no requirement under the Memorandum and Articles requiring the Company to comply with the aforesaid requirement.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NASDAQ Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the NASDAQ Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Yours faithfully

Ogier

Ogier

Providing advice on British Virgin Islands,

Cayman Islands and Guernsey laws

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